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UNITED STATES	OMB Number: 3235-0518
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Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)          ☐

NDR FINANCE PLC
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

ENGLAND AND WALES
(Jurisdiction of Subject Company’s Incorporation or Organization)

NDR FINANCE PLC
(Name of Person(s) Furnishing Form)

US $ DENOMINATED 9.25% LOAN PARTICIPATION NOTES DUE 2010
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

DIRECTORS
7th floor Phoenix House, 18 King William Street, London EC4N 7HE
+44 (0)207 800 4180
(Name, Address (including zip code) and Telephone number (including area code) of Person(s) Authorized to Receive
Notices and Communications on Behalf of Subject Company)

June 1, 2010
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following documents are attached as exhibits to this Form CB:

99.1 Exchange Offer and Consent Solicitation Memorandum

(b)	Not applicable.

Item 2.	Informational Legends

SEC 2560 (12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The required legends have been included in prominent portions of Exhibit 99.1 referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The following documents are attached as exhibits to this Form CB:

99.2 Press Release: NADRA BANK – Exchange Offer and Consent Solicitation dated June 1, 2010

PART III - CONSENT TO SERVICE OF PROCESS

Concurrent with this furnishing of Form CB, the Company is submitting to the Securities and Exchange Commission a Form F-X executed by the Company and the agent for service of process.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Susan Lawrence
(Signature)

Susan Lawrence, Director
(Name and Title)

2 June 2010
(Date)